

ALLIANCE COAL, LLC

THIS MESSAGE IS INTENDED ONLY FOR THE USE OF THE INDIVIDUAL TO WHOM, OR ENTITY TO WHICH, IT IS ADDRESSED AND MAY CONTAIN INFORMATION THAT IS PRIVILEGED, CONFIDENTIAL AND EXEMPT FROM DISCLOSURE UNDER APPLICABLE LAW. If the reader of this message is not the intended recipient or the employee or agent responsible for delivering the message to the intended recipient, you are hereby notified that any dissemination, distribution, or copying of this communication is prohibited. If you have received this communication in error, please notify us immediately by telephone (collect), and return the original message to us at the above address via the U.S. Postal Service. Thank You.

TO: *Kimberly Calder*

FROM: *Brian Cantrell*

COMPANY: *SEC*

DATE: *2-8-06*

FAX NUMBER: *202-772-9368*

TOTAL NO. OF PAGES INCLUDING COVER:

PHONE NUMBER:

SENDER'S REFERENCE NUMBER:

RE: *Form 10-K*

YOUR REFERENCE NUMBER:

☐ URGENT ☐ FOR REVIEW ☐ PLEASE COMMENT ☐ PLEASE REPLY ☐ PLEASE RECYCLE

1717 S. BOULDER * P.O. BOX 22027 * TULSA, OK 74121-2027 * (918)295-7600 * FAX(918)295-7357

CF1-00026540



February 8, 2006

Kimberly Calder
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

RE: Alliance Resource Partners, L.P.
        Form 10-K, Filed March 15, 2005
        Letter dated January 9, 2006
        File No. 0-26823

Dear Ms. Calder:

On behalf of Alliance Resource Partners, L.P. (the "Partnership"), we confirm receipt of the letter, dated January 23, 2006, from the staff (the "Staff") of the Securities and Exchange Commission to Mr. Joseph W. Craft III regarding the above-captioned Form 10-K for the fiscal year ended December 31, 2004 (the "2004 Form 10-K"), which followed from the Staff's previous letter, dated November 17, 2005, and the Partnership's response thereto, dated January 9, 2006. We are in the process of responding to the Staff's additional comments and/or observations and anticipate submitting a written response thereto on or by Friday, February 17, 2006. Toward that endeavor, we welcome the continued dialogue with Staff in our collective effort to ensure our compliance with applicable disclosure requirements and to enhance the overall disclosure in the Partnership's filings.

In such response, we will take into account the telephone conversation between the Partnership and the Staff that occurred on January 26, 2006. Concerning such telephone conversation, we confirm that, for purposes of the Form 10-K for the fiscal year ended December 31, 2005, the Staff will not object to the Partnership's presentation of a single reportable segment, consistent with the presentation in the 2004 Form 10-K. In response to the Staff's observations made in the letter, dated January 23, 2006, we will provide additional information and analysis concerning our belief that the Partnership's single segment reporting presentation contained in the 2004 Form 10-K is in compliance with SFAS 131.

2592238_2.DOC

Kimberly Calder
Senior Assistant Chief Accountant
February 8, 2006
Page 2 of 2

We would be pleased to discuss any of the foregoing and, if so inclined, please feel free to call me at 918.295.7673.

Sincerely,



Brian L. Cantrell
Senior Vice President and
Chief Financial Officer